January 25, 2007

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:

The New York Times Company Annual Report on Form 10-K for the fiscal year ended December 25, 2005, and Quarterly Report on Form 10-Q for the
fiscal quarter ended September 24, 2006
File No. 1-5837
Filed February 23, 2006, and November 3, 2006

Dear Mr. Foti:

The New York Times Company (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding our Form 10-K for the fiscal year ended December 25, 2005, and our Form 10-Q for the fiscal quarter ended September 24, 2006.  We first set forth the comment as provided to us in your letter dated December 22, 2006, and then provide our response.  A courtesy copy of this letter has been sent to your attention by overnight mail.

Form 10-K for the year ended December 25, 2005
Management’s Discussion and Analysis - Results of Operations, page F-8

1.             In future filings, please expand your discussion of production costs and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as staff reduction expenses, distribution, promotion and outside print expenses, and any other significant components that would enable readers to understand your business better.  For example, you state that in 2005, costs and expenses for the News Media Group increased due to staff reduction expenses and the recognition of stock-based compensation expense and due to increased distribution, promotion and outside printing expenses, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Response:

We have noted the staff’s comment and will include the information when appropriate in future filings as requested.

Liquidity and Capital Resources, page F-12

2.             In future filings, please provide a more detailed explanation for the change in working capital.  This discussion should not merely restate information that is obvious from reviewing the financial statements.  For example, accounts receivables have increased at a greater pace than revenue and significantly impacted your cash from operations; however, you do not provide a discussion of the contributing factors.  Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Response:

We have noted the staff’s comment and will include the information when appropriate in future filings as requested.

Consolidated Statements of Income, page F-22

3.             We note from your disclosure in Note 1 that advertising and circulation revenue is recognized net of certain adjustments such as provisions for estimated rebates, rate adjustments and discounts.  Please revise future filings to describe in further detail the nature of such provisions and how they are calculated or determined and to the extent these amounts are material, please disclose the amounts of these revenue adjustments.

Response:

We have noted the staff’s comment and will include the information when appropriate in future filings as requested.

Consolidated Statements of Cash Flows, page F-24

4.             We note your presentation of “capital expenditures -net” as an investing activity on the statements of cash flows.  Please explain to us the nature of the amounts which are netted in this line item and explain why you believe it is appropriate to net these amounts on the face of the statements of cash flows.  See paragraph 11 of SFAS No. 95.

Response:

In 2003, the Company received a one-time reimbursement of remediation costs for faulty work at one of its printing facilities.  In the Company’s 2003 Consolidated Statement of Cash Flows the reimbursement of remediation costs was presented as an offset to capital expenditures.  We believe this was the appropriate classification since these costs had been presented as capital expenditures when they were incurred in previous periods.  In our 2006 Annual Report on Form 10-K, this presentation will not be necessary because 2003 will no longer be required to be included in the Company’s Statements of Cash Flows.

Notes to the Financial Statements — General

5.             We note from your disclosure on page 13 that the Adolph Ochs family trust holds 88% of the Class B common stock and as a result, has the ability to elect 70% of the Board of Directors and to direct the outcome of any matter that does not require a vote of the Class A Common Stock.  In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares.  Refer to the requirements of paragraph 2 of SFAS 57.

Response:

We have noted the staff’s comment and will include the information in our “Capital Stock” note to the consolidated financial statements in future filings.

Note 2. Goodwill and Other Intangible Assets, page F-29

6.             We note your disclosure that goodwill and certain other intangibles are tested for impairment under SFAS No. 142.  Please tell us, and revise the notes to the financial statements and MD&A in future filings, to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable.  Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Response:

Goodwill and other long-lived intangible assets with an indefinite useful life are tested for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

The Company tests for goodwill impairment at the reporting unit level as defined in SFAS No. 142.  This test is a two-step process.  The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired.  If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any.  The second step compares the fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the fair value of the goodwill.  In the fourth quarter of each year, we evaluate goodwill on a separate reporting unit basis to assess recoverability, and impairments, if any, are recognized in earnings.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate, as well as other factors.  Any changes in these estimates or assumptions could result in an impairment charge.  The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgment.  Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluations of these assets can vary within a range of outcomes.

In addition to the testing above, which is done on an annual basis, management uses certain indicators to evaluate whether the carrying value of goodwill may not be recoverable, such as i) current-period operating or cash flow declines combined with a history of operating or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow of an entity or inability of an entity to improve its operations to forecasted levels and ii) a significant adverse change in the business climate, whether structural or technological, that could affect the value of our reporting units.

Management has applied what it believes to be the most appropriate valuation methodology for each of its reporting units.

In future filings, we will include the expanded disclosure of our accounting policy related to goodwill in “Management’s Discussion & Analysis” and in the notes to our consolidated financial statements.

Note 3.  Acquisitions and Dispositions, page F-30

7.             We note that the acquisition of About.com resulted in the recognition of goodwill in the amount of $343.7 million.  In light of the significant amount of goodwill, please explain to us and revise future filings to disclose the underlying business reasons for the acquisition and factors which lead to a purchase price in excess of net assets acquired as required by paragraph 51b of SFAS No. 141.  Also, please confirm that you will revise future filings to comply with all disclosure requirements required by SFAS 141, where applicable.

Response:

The Company acquired About.com to broaden its online content offering, strengthen and diversify its online advertising, extend its reach among Internet users and provide an important platform for future growth.  These factors contributed to establishing the purchase price and supported the premium paid over the fair value of tangible and intangible assets.  The acquisition was completed after a competitive auction process.

The Company engaged a qualified, independent valuation firm to identify and value any intangible assets acquired in the About.com acquisition.  The firm’s conclusion, with which we agreed, resulted in the allocation of $343.7 million of the purchase price to goodwill.

In future filings, we will comply with all disclosure requirements required by SFAS No. 141, where applicable.

Note 6. Other

8.             We note that you adopted FIN 47 in December 2005 and recognized a cumulative effect of a change in accounting principle in the statements of income.  Please tell us the amount of net income on a pro forma basis that would have been recorded for each period presented as if FIN 47 had been applied for all periods affected.  Please tell us why you did not include these disclosures on the face of the statements of income as required by paragraph 19(d) of APB 20 or alternatively you may revise future filings to include the required disclosures, accordingly.  Also, in future filings, please compute on a pro forma basis and disclose in the footnotes to the financial statements for the beginning of the earliest year presented and at the end of all years presented the amount of the liability for asset retirement obligations as if FIN 47 had been applied during all periods affected.  See paragraph 11 of FIN 47.

Response:

We did not include these disclosures on the face of the statements of income as required by paragraph 19(d) of APB 20 because the change in net income on a pro forma basis represented less than 0.5% of total net income in each period and was deemed quantitatively and qualitatively immaterial.

The amount of net income on a pro forma basis that would have been recorded for each period presented as if FIN 47 had been applied for all periods is presented below:

	Pre-tax	Tax	Net
(in ’000s)	Cumulative Effect	Effect	Charge

FYE December 25, 2005	$1,483	$658	$825
FYE December 26, 2004	1,433	637	796
FYE December 28, 2003	1,392	618	774
Prior to FYE December 28, 2003	6,162	2,705	3,457
Total	$10,470	$4,618	$5,852

In future filings, we will disclose when appropriate the pro forma asset retirement obligation in the footnotes to the financial statements for the beginning of the earliest year presented and at the end of all years presented as if FIN 47 had been applied during all periods affected.

Note 6. Other

9.             We note your disclosure that during 2005 you completed the sale of your current headquarters building and entered into a lease for the building with the purchaser/lessor through 2007.  Please explain to us how you determined or calculated the amount of gain recognized in 2005 and the amount that is being deferred and amortized over the lease terms.  Your response to us should include your detailed calculation of the gain recognized and amount being deferred and amortized over the lease term.

Response:

The gain on the sale of our current headquarters building was calculated as follows:

(in ’000s)

Sale price		$175,000
Selling costs	A	(17,293)
Net proceeds		157,707
Net book value of assets		(13,774)
Total pre-tax gain		143,933
Deferred gain		(29,387)
Gain recognized at closing		$114,546

A — Primarily broker fees and transfer taxes.

See exhibit 1 for a detailed calculation of the deferred gain.  Our conclusion to defer a portion of the gain was based on the guidance in SFAS No. 13, Accounting for Leases, as amended by SFAS No. 28, Accounting for Sales with Leasebacks.  SFAS No. 28 states that a lease other than a minor lease is one in which the seller-lessee retains more than a minor portion but less than substantially all (to determine substantially all we followed the criteria for classification of a capital lease under SFAS No. 13) of the use of the property through the leaseback and realizes a profit on the sale in excess of (a) the present value of the minimum lease payments over the lease term, if the leaseback is classified as an operating lease, or (b) the recorded amount of the leased asset, if the leaseback is classified as a capital lease.

The Company’s lease of its current headquarters was classified as an operating lease as the criteria to classify as a capital lease under SFAS No. 13 were not met.  The Company’s use of its current headquarters building during the lease was classified as more than minor but less than substantially all because the present value of minimum rental payments over the lease term would be approximately 17% (present value of rent $30 million divided by $175 million fair value) of the fair value of the building.

Therefore, the Company recorded the gain on the sale in excess of the present value of the minimum lease payments at the date of the sale.  The present value of the minimum lease payments was deferred and recognized over the 30-month lease term.

Note 14. Stock-Based Awards, page F-43

10.           We note your disclosure that the decrease in stock based compensation expense in 2005 compared with prior years (on a pro forma basis) is due to a series of actions taken by the Company over the past three years including changing the terms of awards.  Please tell us and revise future filings to disclose in detail the nature and management’s reasons for the changes in the terms of the stock option awards and explain to us how you accounted for the modification of these options.  Your response to us should include why you believe your treatment of the modifications to the stock option awards was appropriate and provide us with the relevant accounting literature which supports your conclusion.  See paragraph 31 of FIN 44 and paragraph 51 of SFAS 123(R).

Response:

The changes to the terms of awards disclosed in Note 14 did not affect outstanding options grants and therefore were not modifications of existing options.  The decrease in stock compensation arose in part from differences in the terms of new grants compared to those of existing options.  Prior to 2004, stock options were granted with a four-year vesting period and a 10-year term.  Beginning in 2004, the Company began to grant to certain employees stock options with a three-year vesting period and a six-year term.  The reduced option term resulted in a lower valuation and the Company’s stock-based compensation expense was reduced in future periods.  We do not believe this change implicates FIN 44 or SFAS 123(R) because it did not involve a modification of existing awards.

Form 10-Q for the quarter ended September 24, 2006

11.           We note during the quarter ended September 24, 2006, you announced plans to sell your Broadcast Media Group and accordingly, the results of operations of Broadcast Media have been reported as discontinued operations and certain assets and liabilities have been classified as held for sale in accordance with SFAS No. 144.  In this regard, please tell us and revise future filings to disclose whether you tested such assets for recoverability given your current expectation to sell the Broadcast Media Group in the first half of fiscal 2007.  Refer to paragraph 8(f) of SFAS No. 144.  If so, please provide us with your analysis, including your assessment of the recoverability of any goodwill associated with the Broadcast Media Group.  If you did not test such assets for recoverability, then please explain to us in detail as to why and provide us with the basis for your accounting or lack thereof.  Also, tell us and revise your notes to the financial statements in future filings to disclose whether the assets held for sales have been recorded at the lower of its carrying value or fair value less costs to sell in accordance with paragraph 34 of SFAS No. 144.  We may have further comment upon receipt of your response.

Response:

On an ongoing basis, the Company reviews its portfolio of assets and discusses potential acquisitions as well as divestitures.  Such discussion may or may not result in an acquisition or sale.  SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 8(f) requires that a long-lived asset be tested for recoverability when it is determined that a sale of the asset is more likely than not.  In the third quarter of 2006, the Company determined that it was more likely than not that the Broadcast Media Group would be sold.  At that time, the Company had engaged advisors and begun the sale process.  In connection with this process, the Company determined that the Broadcast Media Group should be classified as a discontinued operation and certain assets and liabilities would be classified as held for sale in accordance with SFAS No. 144, paragraph 30.

The Company recorded the assets of the Broadcast Media Group as held for sale at the lower of carrying value or fair value.  The Company prepared an internal analysis and had an independent third party perform evaluations of certain assets so the Company could validate that the fair value of assets less costs to sell exceeded the carrying amount of the assets and thus could conclude that the assets held for sale were properly recorded at carrying value.  We will disclose this fact in future filings.  Please note that on January 3, 2007, the Company entered into an agreement to sell its Broadcast Media Group for $575 million, approximately 60% above the carrying value.

In connection with our response to the staff’s comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 556-1555 or R. Anthony Benten at (212) 556-1713 with any questions or comments.

Sincerely,

/s/ James M. Follo

James M. Follo
Senior Vice President and Chief Financial Officer

Cc:	R. Anthony Benten, The New York Times Company
Kenneth A. Richieri, The New York Times Company
Erin Scanlon, Deloitte & Touche, LLP
Claire Erlanger, Division of Corporation Finance
Jean Yu, Division of Corporation Finance

The New York Times Company

Sale of 229 W. 43rd Street

NPV - Rent Payments

Exhibit 1

Period-1/1/05-6/30/07	30 months
Annual Rent	$12,250,000
Incremental Borrowing rate	3.50%
Monthly Incremental Borrowing rate	0.29%

Net Present Value-Deferred Gain	$29,387,109

	Monthly		Monthly		Excess Rent over Amort.
Month	Payment	Qtr./Annual	Amortization	Qtr./Annual	Monthly	Qtr./Annual
1	$1,020,833		$979,570		$41,263
2	1,020,833		979,570		41,263
3	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
4	1,020,833		979,570		41,263
5	1,020,833		979,570		41,263
6	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
7	1,020,833		979,570		41,263
8	1,020,833		979,570		41,263
9	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
10	1,020,833		979,570		41,263
11	1,020,833		979,570		41,263
12	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
13	1,020,833	12,250,000	979,570	11,754,844	41,263	495,156
14	1,020,833		979,570		41,263
15	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
16	1,020,833		979,570		41,263
17	1,020,833		979,570		41,263
18	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
19	1,020,833		979,570		41,263
20	1,020,833		979,570		41,263
21	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
22	1,020,833		979,570		41,263
23	1,020,833		979,570		41,263
24	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
25	1,020,833	12,250,000	979,570	11,754,844	41,263	495,156
26	1,020,833		979,570		41,263
27	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
28	1,020,833		979,570		41,263
29	1,020,833		979,570		41,263
30	1,020,833	3,062,500	979,570	2,938,711	41,263	123,789
		6,125,000		5,877,422		247,578
Total	$30,625,000	$30,625,000	$29,387,109	$29,387,109	$1,237,891	$1,237,891